Attorneys and Counselors

(214) 922-4120

Fax (214) 922-4170

bhallett@hallettperrin.com

2001 Bryan Street, Suite 3900

Dallas, Texas 75201

(214) 953-0053

(214) 922-4142 Fax

www.hallettperrin.com

January 7, 2011

Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	HKN, Inc.
Registration Statement on Form S-3
File No. 333-170218
Filed October 29, 2010

Form 10-K for Fiscal Year Ended December 31, 2009
File No. 1-10262
Filed February 19, 2010, as amended April 14, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 1-10262
Filed November 4, 2010

Response letter dated December 8, 2010

Dear Ms. Parker:

This is in response to your comment letter of December 22, 2010 to Anna Williams, Senior Vice President and Chief Financial Officer of HKN, Inc. (the “Company”) with respect to the above-referenced filings.  On behalf of the Company, we have set forth below the comments in your letter of December 22, 2010 in italics with the Company’s responses to each.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.              We note a number of your responses indicate you intend to revise your future filings.  Please note we believe an amendment to your Form 10-K for the fiscal year ended December 31, 2009 is appropriate.

RESPONSE:  The Staff’s comment is noted.  While the Company is prepared to file a 10-K/A with amended disclosures as noted in this letter and the Company’s response letter dated December 8, 2010, the Company respectfully requests that it be allowed to incorporate the revised disclosures in its upcoming December 31, 2010 Form 10-K which is expected to be filed on or about February 17, 2011.  Further, the Company feels that the December 31, 2009 Form 10-K as filed is not materially misleading to investors.

Business, page 4

Reserve Information, page 7

2.              We note from your response to comment number seven that your proved undeveloped oil and gas reserves primarily related to Main Pass 35 decreased by 64 percent and 94 percent, respectively, from December 31, 2008, which you attribute to the uneconomic nature of the projects using 2009 twelve month average pricing.  Please clarify for us the following.

•                  Explain to us how you considered the disclosure requirements of ASC 932-10-65-c-3;

•                  Tell us the specific price assumptions you used to establish your oil and gas reserves at December 31, 2009 and 2008, respectively;

•                  Revise your proposed additional disclosure to quantify the capital expenditures made related to your PUDs pursuant to Item 1203 (c) of Regulation S-K; and

•                  Describe to us in detail the reasons why you did not address Item 1203 in your original filing

RESPONSE:  The Staff’s comment is noted.  Disclosure requirements of ASC 932-10-65-c-3, including quantitative and qualitative disclosures of our proved undeveloped (“PUD”) reserves, were not separately disclosed because the Company believed that the quantitative disclosure on page 8 of the Form 10-K of total proved reserves as well as proved developed reserves allowed sufficient information for the reader to easily infer the total amount of PUD reserves.  Due to the fact that the Company focused its capital expenditures on development drilling and facility improvements, the Company did not incur capital expenditures related to its PUD reserves during the year ended December 31, 2009. The Company understands that its quantitative amount of PUD reserves should be explicitly stated in its disclosures. The Company noted that proved developed reserves disclosed were understated for the year ended December 31, 2008, although total proved reserves were correct, and respectfully requests to revise its proved developed reserves to reflect the corrected amounts as well as to separately disclose PUD reserves in its upcoming Form 10-K/A as follows:

	Oil (Barrels)	Gas (Mcf)
	(in thousands)

Proved developed reserves at:
December 31, 2007	1,880	4,619
December 31, 2008	1,417	3,733
December 31, 2009	1,425	2,890
Proved undeveloped reserves at:
December 31, 2007	489	401
December 31, 2008	42	482
December 31, 2009 (2)	190	185

(2) Our December 31, 2009 proved undeveloped reserves were comprised of 190 thousand barrels of crude oil and 185 thousand Mcf of natural gas, net. Proved undeveloped oil reserves increased 352% from our December 31, 2008 total of 42 thousand barrels of crude oil primarily as a result of the incorporation of 2008 positive drilling results which proved up several additional development locations in our third-party reserve estimates at December 31, 2009.  Proved undeveloped natural gas reserves decreased by 62% from December 31, 2008 estimates of 482 thousand Mcf primarily from the removal of undeveloped natural gas reserves at Main Pass 35 due to the uneconomic nature of the projects using 2009 twelve month average gas pricing. During the year ended December 31, 2009, the Company focused its capital program on development drilling and facility improvements and did not incur any capital expenditures or make any significant progress to convert any of our proved undeveloped reserves to proved developed reserves. As of December 31, 2009, no undeveloped reserves that were identified more than 5 years ago remain in our proved reserve portfolio.

The specific price assumptions used to establish our oil and gas reserves at December 31, 2009 were based on a simple average of the first day of the month price using the WTI Cushing spot price for oil and the Henry Hub spot price for gas for the period of January 1, 2009 to December 1, 2009, resulting in average pricing of $61.18 per barrel and $3.87 per mmbtu, as adjusted for quality, transportation, and regional price differentials.  Prices used to establish oil and gas reserves at December 31, 2008 were based on the NYMEX prices of $44.60 per barrel and $5.62 per mmbtu, as adjusted by field for quality, transportation, and regional price differentials.

All of the disclosure omissions were not intentional, as we believed that the reader could infer the information regarding our PUD reserves, including the price-related year-over-year change, from the information disclosed in our original filing.  The Company understands, however, that its PUD reserve disclosures should be explicit and will revise its disclosures as outlined above and in its previous response letter in its upcoming 10-K/A.

3.              We note your response to prior comment nine. Please remove any quantitative disclosure of Spitfire’s estimated reserves and standardized measure from your document, and disclose the reasons such information is not included.

RESPONSE:  The Staff’s comment is noted.  The Company will remove any disclosure of Spitfire’s estimated reserves and standardized measure in its upcoming Form 10-K/A and include the disclosures noted in our response to prior comment 9.

Critical Accounting Estimates and Assumptions, page 28

Income Taxes, page 30

4.              We note your response to prior comment 10 indicates you used a cumulative probability table to determine the amount of unrecognized tax positions to record.  Please tell us how you considered providing enhanced analysis of the sensitivity of your estimates to changes in assumptions related to uncertain tax positions pursuant to Section V. of SEC Release No. 33-8350.  As part of your response, please explain to us in detail whether changes in the probabilities assigned to the outcomes you describe are reasonably likely to occur and could have a material impact.

RESPONSE:  The Staff’s comment is noted.  As was outlined in the previous response dated December 8, 2010, the Company used a cumulative probability table to determine the amount of unrecognized tax positions recorded in the financial statements referenced above.

The Company reviewed the possibility of providing enhanced analysis of the sensitivity of the Company’s estimates to changes in assumptions related to uncertain tax positions pursuant to Section V. of SEC Release No. 33-8350. As part of that review, the Company determined that including such information would duplicate rather than supplement the information that has already been disclosed in the Company’s financial information such as the range of possible outcomes. Additionally, the Company believes that the accounting estimates and assumptions used are reasonable and are not likely to change significantly.

The Company’s probability assumptions used to determine the amount of unrecognized tax positions recorded in the Company financial statements have been applied as outlined under ASC 740. A worksheet reflecting the possible outcomes and related probability measurement has previously been provided in our December 8, 2010 response. The Company has given proper consideration to all the possible outcomes.  As noted in the disclosure on page 66 of the Company’s Form 10-K, there have been no further communications from the IRS and no other developments that alter the probabilities assigned to its calculation.  Upon any change due to new information or circumstances, the Company will update the probabilities accordingly.

Notes to Consolidated Financial Statements, page 48

Note 1.  Summary of Significant Accounting Policies, page 48

Consolidation of Variable Interest Entity, page 48

5.              We note your prior response to prior comment 11 indicates you have reviewed the recent accounting guidance in current year and noted that your original conclusions with respect to your investment in BWI have not changed.  Please expand your response to explain your analysis of changes to recent accounting guidance as well as whether the transactions with BWI in fiscal 2010 impacted your analysis and conclusions  As part of your response, please explain to us in further detail the activities you believe most significantly impact BWI’s economic performance and which member controls those activities.  In addition, please describe the conditions in Section 5 of the Operating Agreement under which HKN would not be the sole decision maker.

RESPONSE:  The Staff’s comment is noted.  In accordance with accounting guidance, the Company re-evaluates its accounting treatment for its investment in BWI on a quarterly basis, or when circumstances indicate a change in the assumptions used.  In this respect, there were no transactions involving BWI during 2010 which would warrant a change in the Company’s accounting treatment for its investment in BWI.

Upon adoption of ASC 2009-17 in 2010, the Company determined HKN has significant control of activities impacting the economic performance of BWI.  The Company believes that the activities which most significantly impact BWI’s economic performance are the day to day operating decisions, including expenditure approval and personnel decisions, as well as the pursuit of business development opportunities for the implementation of BWI’s OHSOL technology.  These activities are the responsibility of HKN, Inc., the Managing Member of BWI under BWI’s Limited Liability Company Agreement.  This Agreement has been in effect since June 30, 2009, the date of HKN’s initial investment.

Section 5 of the Limited Liability Company Agreement lists the following conditions under which HKN would not be the sole decision maker:

5.  (i)                      amending the Certificate of Formation of the Company, except to change the Company’s name if the Managing Member so determines at a later date;

(ii)     engaging in a line of business other than as described in clause (i) of Section 3;

(iii)    filing of any application or consent to any application under any law pertaining to bankruptcy or insolvency;

(iv)    selling or otherwise disposing of a substantial portion of the assets of the Company;

(v)     engaging in any merger, consolidation, or reorganization involving the Company or acquisition of another business; or

(vi)    issuing or repurchasing any equity securities of the Company.

The Managing Member shall have all of the authority of the Members to take action on behalf of the Company, except as otherwise reserved to the Members as a whole or provided herein or in the Act.

Further, Section 3, Clause (i) of the Limited Liability Company Agreement states the following

3. Purpose.  The purpose of the business shall be to (i) provide patented technologies that upgrade the value and purity of refined products and provide beneficial economic and positive environmental impact for disposition of residual fuels and waste materials and (ii) engage in such other business or activity that may be lawfully conducted by a limited liability company organized pursuant to the Act that is approved by the Members.  Any or all of the foregoing activities may be conducted directly by the Company or indirectly through another partnership, joint venture, or other arrangement.

Form 10-Q for Quarterly Period Ended September 30, 2010

Note 2.  Investment in BriteWater International, LLC, page 10

Valuation of Investment in BWI, page 11

6.              We note your response to prior comment 16 indicates that you valued the total consideration transferred for the BWI acquisition at approximately $1.4 million.  Please explain to us in further detail why you believe the fair value of consideration transferred, which included a put/call option in addition to restricted shares, appears to be less than the total fair value of the restricted stock you transferred to consummate the acquisition.  In this regard, it appears that consideration transferred should be at least equal to if not greater than the apparent fair value of the restricted stock.

RESPONSE:  The Staff’s comment is noted.  During the process of determining the fair value of consideration transferred in the BWI acquisition, the Company considered the total value of all consideration paid including the 1,000,000 HKN restricted shares issued in June 2009 and the 725,000 HKN restricted shares issuable under the put/call option. The Company determined there was a 100% likelihood of exercise by HKN or BWI option, as HKN would exercise if profits increased, while the BWI option holders would exercise if profits decreased. This assumption was confirmed during the third quarter of 2010 when option holders exercised their options. Therefore, the total transaction consisted of 1,725,000 HKN restricted shares valued at $3,467,250 to be issued in exchange for a 50% interest in BWI.

The complexity arises upon allocating the $3,467,250 between the two components of the transaction.  The Company received a 19.5% interest in BWI upon issuance of the 1,000,000 shares in June 2009, however a 29.0% interest in BWI is implied if $2,010,000 (1,000,000 HKN restricted shares at $2.01) is compared to the total interest of 50% to be acquired for $3,467,250.  When applying the $3,467,250 to the interest received upon the initial transfer, the fair value of 19.5% interest in BWI equals $1,352,228, accordingly.  The implied market value of the put/call option equals the difference of $660,000 resulting in total consideration paid in June 2009 equaling $1,352,228.

The Company evaluated the alternative valuation scenarios for the consideration transferred.  Were the Company to use the $2,010,000 as the consideration transferred for the initial transaction, it would have recorded goodwill of approximately $660 thousand.  The Company determined that this scenario did not accurately reflect the substance of the transaction because, given the total consideration to be paid, no goodwill existed for the transaction.  Accordingly, if the Company had recorded the consideration for the 19.5% at $2,010,000, then the Company would have recorded offsetting negative goodwill when the 725,000 restricted HKN shares were transferred for the additional 30.5% of BWI, which the Company also determined did not reflect the substance of the transaction.  The Company then considered whether a derivative should be recorded associated with the put/call option, but the put/call option did not meet definition of a derivative under ASC 815, and an independent value for the put/call option would include highly subjective inputs which would significantly impacted the fair value; such as BWI’s volatility, illiquidity of the options and the performance criteria required for exercise.  Therefore, the fair value reconciliation provided above represented the most accurate representation of fair value for the consideration paid.

Very truly yours,

		By:	/s/ Bruce H. Hallett

Bruce H. Hallett

Cc:	Ms. Anna Williams
Mr. Mikel Faulkner
Ms. Sarah Gasch